Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington D.C. 20549

June 16, 2017

Re:	IMAX Corporation (the “Company”)

Staff Comment Letter Regarding

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 001-35066

Dear Mr. James,

We received your letter dated June 2, 2017 concerning Staff comments to the Company’s Form 10-K for the fiscal-year ended December 31, 2016, filed February 23, 2017 (the “2016 10-K”). Please find below responses to the question you have raised. For ease of reference, we have organized our response by repeating your comments.

SEC Comment:

1.	Note 17. Consolidated Statements of Cash Flows Supplemental Information, page 125

Reconcile for us your response to comment 3 and the disclosure under inventory on page 88 of your Form 10-K. You told us that upon receipt of goods employed in the manufacture of projection systems to be sold or leased, you allocate the goods receipts between the inventory and property, plant and equipment. However, the disclosure in your Form 10-K states that those costs are transferred from inventory to property and equipment when allocated to a signed joint revenue sharing arrangement or when the arrangement is first classified as an operating lease.

IMAX CORPORATION 110 East 59th St., Suite 2100 New York, NY, USA 10022 t 212.821.0100 f 212.371.7584 www.imax.com

IMAX Response:

The Company confirms that upon receipt of goods employed in the manufacture of projection systems to be sold or leased, the Company initially records the cost of goods either as inventory or property and equipment, depending on the classification of the arrangement at its inception. However, as no amounts are recorded in inventory on the balance sheet date for systems relating to operating leases and joint revenue sharing arrangements, no amounts are reclassified. The relevant amounts appear in the investment in joint revenue sharing equipment or purchase of property, plant and equipment line items in the Consolidated Statement of Cash flows, as appropriate. In response to the Staff’s comment, the Company undertakes to clarify its accounting policy in its Annual Report for Fiscal Year 2017 to provide that: “The costs related to theater systems classified as operating lease arrangements and joint revenue sharing arrangements are recorded in assets under construction in property, plant and equipment from the inception of the lease arrangement.”

The periods presented in the 2016 Form 10-K did not have material transfers between inventory and property and equipment. The Company will continue to monitor whether or not there are material transfers between inventory and property and equipment, and the Company undertakes to disclose the impact of those changes on non-cash items to the extent they are material.

Should you require clarification or have any further questions, please contact the undersigned at (212) 821-0166 or at PMcClymont@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Patrick McClymont

Patrick McClymont

Chief Financial Officer and Executive Vice President

cc:	Kate Tillan

Assistant Chief Accountant

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